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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

ENDESA, S.A.

(Name of Subject Company (issuer))

ACCIONA, S.A.

ENEL SOCIETÀ PER AZIONI
ENEL ENERGY EUROPE SOCIETÀ A RESPONSABILITÀ LIMITATA

(Name of Persons Filing Statement)

Ordinary shares, nominal value €1.20 each
American Depositary Shares, each representing one ordinary share
(Title of Class of Securities)

Ordinary Shares, ISIN ES0130670112
American Depositary Shares, CUSIP 00029258N-10-7, ISIN US29258N1072
(CUSIP and ISIN Numbers of Class of Securities)
_______________

Acciona, S.A. Avenida de Europa, 18 Empresarial La Moraleja, Alcobendas Madrid, Spain 28108 Attention: Jorge Vega-Penichet +34 91 663 2850	ENEL Società per Azioni Viale Regina Margherita 137 00198 Rome, Italy Attention: Department of Corporate Affairs +39 06830 52783

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

With copies to:

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Attention: Adam O. Emmerich (212) 403-1000	Simpson Thacher & Bartlett LLP One Ropemaker Street London EC2Y 9HU Attention: Michael Wolfson +44 207 275 6500

Calculation of Filing Fee
Transaction valuation[1] 8,919,665,524.10	Amount of filing fee[2] 273,834

[X]

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $273,834 Form or Registration No.: Schedule TO	Filing Party: Acciona, S.A. Enel Energy Europe Società a Responsabilità Limitata ENEL Società per Azioni Date Filed: July 30, 2007

[   ]

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]

third-party tender offer subject to Rule 14d-1.

[   ]

issuer tender offer subject to Rule 13e-4.

[   ]

going-private transaction subject to Rule 13e-3.

[X]

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

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Estimated solely for the purpose of calculating the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the transaction valuation is calculated by multiplying 161,989,074, which is the estimate of the number of ordinary shares of Endesa, S.A. (including ordinary shares represented by American depositary shares of Endesa, S.A.) subject to the U.S. offer, by the offer price of €40.16 in cash for each ordinary share of Endesa, S.A. and each American depositary share of Endesa, S.A., converted into U.S. dollars based on the exchange rate expressed in U.S. dollars per euro of $1.3711 = €1.00, the Federal Reserve Bank of New York noon buying rate on July 25, 2007.

Calculated at $30.70 per $1,000,000.00 of the transaction valuation.  The amount of the filing fee was sent via wire transfer on July 26, 2007.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on July 30, 2007 (the “Schedule TO”).  The Schedule TO relates to the joint tender offer by Acciona, S.A. (“Acciona”), a Spanish corporation, and Enel Energy Europe S.r.L. (“EEE” and, together with Acciona, the “Offerors”), an Italian limited liability company and a wholly-owned subsidiary of ENEL S.p.A. (“ENEL”), an Italian corporation, to acquire all the outstanding ordinary shares, normal value €1.20 per share (the “ordinary shares”) and American depositary shares, each representing one ordinary share (the “ADSs”, and, together with the ordinary shares, the “Endesa securities”) of Endesa, S.A., a Spanish corporation (“Endesa”), pursuant to, and upon the terms and conditions set forth in the offer to purchase in the United States dated July 30, 2007 (the “U.S. Offer”).  The Offerors are also making a separate, concurrent Spanish offer (the “Spanish Offer” and, together with the U.S. Offer, the “Offers”) for the ordinary shares.  Capitalized terms used and not defined in this Amendment No. 1 have the same meanings set forth in Schedule TO.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on Schedule TO.

Item 4.

Terms of the Transaction

On August 3, 2007, Endesa announced that the general shareholders’ meeting will be held at first call on September 25, 2007, to allow Endesa’s shareholders to adopt the resolutions upon which the Offers are conditioned.

The board of directors of Endesa also recommended that shareholders participate in the general shareholders’ meeting and vote in favor of the modifications to Endesa’s bylaws on the agenda at such meeting.  In addition, the members of Endesa’s board of directors who hold ordinary shares unanimously expressed their intention to vote in favor of the modifications of the articles of association.  Caja Madrid, through Mr. Miguel Blesa de la Parra, indicated that it has not yet made a decision as to whether to vote in favor or against, or abstain from voting in relation to, such amendments.

Item 11.

Additional Information

Item 11 is amended and supplemented to include the following information:

On August 3, 2007, Acciona and ENEL filed a joint current report with the Spanish Comisión Nacional del Mercado de Valores announcing that Acciona and EEE filed an administrative appeal against certain conditions imposed upon Acciona and EEE in relation to the Offers by the Spanish National Energy Commission on July 4, 2007.   The Offers will not be affected by this appeal, as Acciona and EEE will comply with the conditions imposed by the Spanish National Energy Commission even if such conditions are not modified, repealed or made ineffective pursuant to the administrative appeal.  This summary of the joint current report is qualified in its entirety by reference to a copy of the current report which is attached hereto as Exhibit (a)(5)(Z) and incorporated herein by reference.  On August 3, 2007, Acciona and ENEL issued a joint press release announcing this administrative appeal against the conditions imposed by the Spanish National Energy Commission.  A copy of the joint press release is attached hereto as Exhibit (a)(5)(AA) and incorporated herein by reference.

On August 3, 2007, Endesa’s board of directors unanimously determined that it views the economic terms of the Offers favorably, having determined that such terms are fair from a financial point of view to holders of Endesa securities.  The members of the board of directors of Endesa who, directly or indirectly, own ordinary shares indicated that they have not yet made a decision as to whether to tender their ordinary shares pursuant to the Offers.  Caja Madrid, through Mr. Miguel Blesa de la Parra, indicated that it has not yet adopted a resolution as to whether to tender the ordinary shares owned by it pursuant to the Offers.

Item 12.

Exhibits

Item 12 is amended and supplemented to include the following exhibits:

Exhibit	Description
(a)(5)(Z)

Joint current report filed on August 3, 2007 by Acciona, S.A and ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores – CNMV announcing the administrative appeal against certain conditions imposed upon Acciona, S.A. and Enel Energy Europe S.r.L. in relation to the joint tender offer for Endesa, S.A. by the Spanish National Energy Commission on July 4, 2007

Exhibit	Description
(a)(5)(AA)

Joint press release of Acciona, S.A. and ENEL S.p.A. dated August 3, 2007 announcing the administrative appeal against certain conditions imposed upon Acciona, S.A. and Enel Energy Europe S.r.L. in relation to the joint tender offer for Endesa, S.A. by the Spanish National Energy Commission on July 4, 2007

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2007

Acciona, S.A.

By:

/s/ Jorge Vega Penichet
Name:

Jorge Vega Penichet
Title:

Company Secretary

ENEL Società per Azioni

By:

/s/ Fulvio Conti
Name:

Fulvio Conti
Title:

Chief Executive Officer

Enel Energy Europe Società a Responsabilità Limitata

By: /s/ Claudio Machetti
Name:

Claudio Machetti
Title:

Director

EXHIBIT INDEX

Exhibit	Description
(a)(1)(A)	Offer to Purchase dated July 30, 2007[1]
(a)(1)(B)	Form of Share Form of Acceptance[1]
(a)(1)(C)	Form of ADS Letter of Transmittal[1]
(a)(1)(D)	Form of Notice of Guaranteed Delivery[1]
(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees[1]
(a)(1)(F)	Form of Letter to Holders of American Depositary Shares[1]
(a)(1)(G)	Form of Letter to Financial Intermediaries and Custodians[1]
(a)(1)(H)	Form of Letter to Holders of Ordinary Shares[1]
(a)(1)(I)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9[1]
(a)(5)(A)

Joint press release of ENEL S.p.A. and Acciona, S.A. dated April 11, 2007, announcing the tender offer (previously filed as Exhibit 99.46 to Amendment No. 18 to the statement on Schedule 13D filed on April 11, 2007 by Acciona, S.A. and Finanzas Dos, S.A. and incorporated herein by reference)

(a)(5)(B)

Current report filed on April 11, 2007 by Enel Energy Europe S.r.L. and Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores – CNMV regarding the joint tender offer (previously filed as Exhibit 99.44 to Amendment No. 18 to the statement on Schedule 13D filed on April 11, 2007 by Acciona, S.A. and Finanzas Dos, S.A. and incorporated herein by reference)

(a)(5)(C)

Current report filed on April 11, 2007 by Enel Energy Europe S.r.L. and Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores – CNMV regarding the bank guarantees filed with the CNMV for the joint tender offer (previously filed as Exhibit 99.45 to Amendment No. 18 to the statement on Schedule 13D filed on April 11, 2007 by Acciona, S.A. and Finanzas Dos, S.A. and incorporated herein by reference)

(a)(5)(D)

Press release of ENEL S.p.A. dated April 19, 2007, announcing that seven more banks have joined the financing for the joint tender offer for Endesa, S.A (previously filed as Exhibit 99.24 to the statement on Schedule TO-C filed on April 11, 2007 by Acciona, S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy Europe S.r.L. and incorporated herein by reference)

(a)(5)(E)

Press release of Acciona, S.A. dated April 24, 2007, reasserting the legality of its actions in connection with the proposed tender offer for Endesa (previously filed as Exhibit 99.47 to Amendment No. 19 to the statement on Schedule 13D filed on April 26, 2007 by Acciona, S.A. and Finanzas Dos, S.A. and incorporated herein by reference)

Exhibit	Description
(a)(5)(F)

Press release of ENEL S.p.A. dated April 27, 2007, announcing that the Spanish energy regulatory authority, Comisión Nacional de Energía, authorized Enel Energy Europe S.r.L. to acquire up to 24.99% of the share capital of Endesa, S.A. (previously filed as Exhibit 99.27 to the statement on Schedule TO-C filed on April 27, 2007 by Acciona, S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy Europe S.r.L. and incorporated herein by reference)

(a)(5)(G)

Press release of ENEL S.p.A. dated May 3, 2007, announcing the request for authorization from the Spanish Comisión Nacional del Mercado de Valores – CNMV to acquire the shares tendered from Endesa S.A. resulting from the joint tender offer (previously filed as Exhibit 99.28 to the statement on Schedule TO-C filed on May 3, 2007 by Acciona, S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy Europe S.r.L. and incorporated herein by reference)

(a)(5)(H)

Current report filed on May 3, 2007 by ENEL S.p.A. and Acciona S.A. with the Spanish Comisión Nacional del Mercado de Valores – CNMV regarding the request for authorization to acquire the shares tendered from Endesa, S.A. resulting from the joint tender offer (previously filed as Exhibit 99.29 to the statement on Schedule TO-C filed on May 3, 2007 by Acciona, S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy Europe S.r.L. and incorporated herein by reference)

(a)(5)(I)

English translation of the current report filed on May 17, 2007 by ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores – CNMV announcing the authorization from the Spanish Cabinet of Ministers to exercise voting rights to the maximum of 24.99% of the share capital of Endesa, S.A. (previously filed as Exhibit 99.32 to the statement on Schedule TO-C filed on May 17, 2007 by Acciona, S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy Europe S.r.L. and incorporated herein by reference)

(a)(5)(J)

Press release of ENEL S.p.A. dated May 17, 2007, announcing the authorization from the Spanish Cabinet of Ministers to exercise voting rights to a maximum of 24.99% of the share capital of Endesa, S.A. (previously filed as Exhibit 99.33 to the statement on Schedule TO-C filed on May 17, 2007 by Acciona, S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy Europe S.r.L. and incorporated herein by reference)

(a)(5)(K)

English translation of the current report filed on June 1, 2007 by ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores – CNMV announcing the termination of the share swap transactions with UBS Limited and Mediobanca – Banca di Credito Finanziario S.p.A. (previously filed as Exhibit 99.38 to Amendment No. 13 to the statement on Schedule 13D filed on June 1, 2007 by ENEL S.p.A. and Enel Energy Europe S.r.L. and incorporated herein by reference)

(a)(5)(L)

Press release of ENEL S.p.A. dated June 1, 2007, announcing the termination of the share swap transactions with UBS Limited and Mediobanca – Banca di Credito Finanziario S.p.A. (previously filed as Exhibit 99.39 to Amendment No. 13 to the statement on Schedule 13D filed on June 1, 2007 by ENEL S.p.A. and Enel Energy Europe S.r.L. and incorporated herein by reference)

Exhibit	Description
(a)(5)(M)

Current report filed on June 11, 2007 by ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores announcing deposit with the Madrid Mercantile Registry of regulations relating to the free transferability of ordinary shares of Endesa S.A. by ENEL S.p.A. and Acciona S.A. (previously filed as Exhibit 99.40 to Amendment No. 15 to the statement on Schedule 13D, filed on June 11, 2007 by ENEL S.p.A. and Enel Energy Europe S.r.L. and incorporated herein by reference)

(a)(5)(N)

Press release of ENEL S.p.A. dated June 11, 2007, announcing deposit of covenants regarding the free transferability of ordinary shares of Endesa S.A. by ENEL S.p.A. and Acciona S.A. (previously filed as Exhibit 99.41 to Amendment No. 15 to the statement on Schedule 13D, filed on June 11, 2007 by ENEL S.p.A. and Enel Energy Europe S.r.L. and incorporated herein by reference)

(a)(5)(O)

Current report filed on July 2, 2007 by Acciona, S.A and ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores – CNMV relating to notification regarding the reduction of consideration being offered in the proposed joint tender offer by Acciona, S.A. and Enel Energy Europe S.r.L. for the ordinary shares, including ordinary shares represented by ADSs, from €41.30 per ordinary share to €40.16 per ordinary share to reflect the €1.14 per ordinary share dividend that Endesa general shareholders meeting approved on June 20, 2007 (previously filed as Exhibit 99.50 to Amendment No. 23 to the statement on Schedule 13D filed on July 2, 2007 by Acciona, S.A. and Finanzas Dos, S.A. and incorporated herein by reference)

(a)(5)(P)

Press release of ENEL S.p.A. dated July 2, 2007 regarding the reduction of consideration being offered in the proposed joint tender offer by Acciona and Enel Energy Europe S.r.L. for the ordinary shares, including ordinary shares represented by ADSs, from €41.30 per ordinary share to €40.16 per ordinary share to reflect the €1.14 per ordinary share dividend that Endesa general shareholders meeting approved on June 20, 2007 (previously filed as Exhibit 99.43 to Amendment No. 16 to the statement on Schedule 13D filed on July 2, 2007 by ENEL S.p.A. and Enel Energy Europe S.r.L. and incorporated herein by reference)

(a)(5)(Q)

Current report filed on July 5, 2007 by ENEL S.p.A. and Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores – CNMV announcing approval by the European Commission of the acquisition of joint control through a public takeover bid for Endesa, S.A. by ENEL S.p.A. and Acciona, S.A. (previously filed as Exhibit 99.46 to Amendment No. 17 to the statement on Schedule 13D filed on July 5, 2007 by ENEL S.p.A. and Enel Energy Europe S.r.L. and incorporated herein by reference)

(a)(5)(R)

Press release of ENEL S.p.A. dated July 5, 2007 announcing approval by the European Commission of the acquisition of joint control through a public takeover bid for Endesa, S.A. by ENEL S.p.A. and Acciona, S.A. (previously filed as Exhibit 99.47 to Amendment No. 17 to the statement on Schedule 13D filed on July 5, 2007 by ENEL S.p.A. and Enel Energy Europe S.r.L. and incorporated herein by reference)

(a)(5)(S)

Joint press release of ENEL S.p.A. and Acciona, S.A. dated July 25, 2007 announcing approval by the Spanish Comisión Nacional del Mercado de Valores – CNMV to launch a joint tender offer for Endesa, S.A. (previously filed as Exhibit 99.48 to Amendment No. 19 to the statement on Schedule 13D filed on July 25, 2007 by ENEL S.p.A. and Enel Energy Europe S.r.L. and incorporated herein by reference)

Exhibit	Description
(a)(5)(T)

Current report filed on July 27, 2007 by ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores – CNMV announcing the authorization by the Spanish Cabinet of Ministers for Enel Energy Europe S.r.L. to exercise its voting rights over all the ordinary shares and ADSs of Endesa, S.A. acquired in the joint tender offer with Acciona, S.A. (previously filed as Exhibit 99.49 to Amendment No. 20 to the statement on Schedule 13D filed on July 27, 2007 by ENEL S.p.A. and Enel Energy Europe S.r.L. and incorporated herein by reference)

(a)(5)(U)

Press release of ENEL S.p.A. dated July 27, 2007 announcing the authorization by the Spanish Cabinet of Ministers for Enel Energy Europe S.r.L. to exercise its voting rights over all the ordinary shares and ADSs of Endesa, S.A. acquired in the joint tender offer with Acciona, S.A. (previously filed as Exhibit 99.50 to Amendment No. 20 to the statement on Schedule 13D filed on July 27, 2007 by ENEL S.p.A. and Enel Energy Europe S.r.L. and incorporated herein by reference)

(a)(5)(V)	Joint press release of Acciona, S.A. and ENEL S.p.A. dated July 30, 2007 announcing the commencement of the joint tender offer[1]
(a)(5)(W)	English translation of the content of the Endesa offer section of the website www.enel.com[1]
(a)(5)(X)	English translation of the content of the Endesa offer section of the website www.acciona.es1
(a)(5)(Y)	Form of Summary Advertisement, published in the Wall Street Journal on July 30, 2007[1]
(a)(5)(Z)

Joint current report filed on August 3, 2007 by Acciona, S.A and ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores – CNMV announcing the administrative appeal against certain conditions imposed upon Acciona, S.A. and Enel Energy Europe S.r.L. in relation to the joint tender offer for Endesa, S.A. by the Spanish National Energy Commission on July 4, 2007

(a)(5)(AA)

Joint press release of Acciona, S.A. and ENEL S.p.A. dated August 3, 2007 announcing the administrative appeal against certain conditions imposed upon Acciona, S.A. and Enel Energy Europe S.r.L. in relation to the joint tender offer for Endesa, S.A. by the Spanish National Energy Commission on July 4, 2007

(b)(1)

English Translation of the €1,800,000,000 Syndicated Credit Facility among Acciona, S.A., The Royal Bank of Scotland, plc, Banco Santander Central Hispano, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Caylon, Spanish Branch and Natixis S.A., Spanish Branch dated April 11, 2007[1]

(b)(2)

€35,000,000,000 Credit Facility Agreement among ENEL S.p.A., Enel Finance International S.A., Banco Santander Central Hispano, S.A., Bayerische Hypo-und Vereinsbanks AG, Milan Branch, Intesa Sanpaolo S.p.A., Mediobanca - Banca di Credito Finanziario S.p.A. and UBS Limited dated April 10, 2007 (previously filed as Exhibit 99.31 to Amendment No. 9 to the statement on Schedule 13D filed on April 13, 2007 by ENEL S.p.A. and Enel Energy Europe S.r.L. and incorporated herein by reference)

Exhibit	Description
(d)(1)

English Translation of Agreement by and between Acciona, S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy Europe S.r.L., dated March 26, 2007, regarding the development of a joint ownership project for Endesa, S.A. (previously filed as Exhibit 10.16 to Amendment No. 15 to the statement on Schedule 13D filed on March 28, 2007 by Acciona, S.A. and Finanzas Dos, S.A. and incorporated herein by reference)

(d)(2)

English Translation of Amendment, dated April 2, 2007, to the Agreement by and between Acciona, S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy Europe S.r.L., dated March 26, 2007, regarding the development of a joint ownership project for Endesa, (previously filed as Exhibit 10.18 to Amendment No. 16 to the statement on Schedule 13D filed on April 2, 2007 by Acciona, S.A. and Finanzas Dos, S.A. and incorporated herein by reference)

(d)(3)

Agreement by and among ENEL S.p.A., Acciona, S.A. and E.ON AG, dated April 2, 2007 (previously filed as Exhibit 10.17 to Amendment No. 16 to the statement on Schedule 13D filed on April 2, 2007 by Acciona, S.A. and Finanzas Dos, S.A. with respect to Shares and the ADSs and incorporated herein by reference)

(d)(4)

Confidentiality Agreement dated June 15, 2007, between Acciona, S.A. and Endesa, S.A. (previously filed as Exhibit 10.19 to Amendment No. 23 to the statement on Schedule 13D filed on July 2, 2007 by Acciona, S.A. and Finanzas Dos, S.A. and incorporated herein by reference)

(d)(5)

Confidentiality Agreement dated June 15, 2007, between Enel S.p.A. and Endesa, S.A. (previously filed as Exhibit 99.44 to Amendment No. 16 to the statement on Schedule 13D filed on July 2, 2007 by ENEL S.p.A. and Enel Energy Europe S.r.L. and incorporated herein by reference)

_____________________________

1 Previously filed with Schedule TO